UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Resolute Energy Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76116A108
(CUSIP Number)
Thomas O. Hicks
100 Crescent Court, Suite 1200
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

James A. Deeken
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-4788
September 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108	13D

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,002,367

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,002,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,002,367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	76116A108	13D

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,002,367

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,002,367

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,002,367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76116A108	13D

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,002,367

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,002,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,002,367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Reporting Persons (as defined in Item 2 below) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”), 1675 Broadway, Suite 1950, Denver, Colorado 80202; (b) shares of Common Stock of the Issuer subject to forfeiture under certain conditions described in Item 4 below (“Earnout Shares”); (c) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (d) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock.
This Schedule 13D relates to the Common Stock, Founder’s Warrants, and Sponsor’s Warrants acquired by the Reporting Persons as a result of the Acquisition (as defined in Item 4 below).
Item 1. Security and Issuer
Securities acquired: shares of common stock, par value $0.0001 per share.

Issuer:	Resolute Energy Corporation 1675 Broadway, Suite 1950 Denver, Colorado 80202
Item 2. Identity and Background
(a) This statement is filed by HH-HACI, L.P. (“HH LP”), HH-HACI GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”).
(b) The business address of the Reporting Persons is 100 Crescent Court, Suite 1200, Dallas, Texas 75201.
(c) The principal business of HH LP and HH LLC is investment activities. The principal occupation of the Principal is investment activities.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) HH LP is a Delaware limited partnership. HH LLC is a Texas limited liability company. The Principal is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the shares of Common Stock, and Sponsor’s Warrants acquired by the Reporting Persons are explained below. The source of these funds was the working capital of HH LP, which is expended to acquire the HACI Common Stock, HACI Founder’s Warrants and HACI Sponsor’s Warrants (each as defined below) converted into Common Stock, Founder’s Warrants and Sponsor’s Warrants reported herein.
HH LP purchased an aggregate of 10,000,000 founder’s units (adjusted through stock splits and stock dividends to 13,800,000 units) (“HACI Founder’s Units”) of Hicks Acquisition Company I, Inc. (“HACI”) for an aggregate purchase price of $25,000, or $0.0025 per unit. Each HACI Founder’s Unit consisted of one share of Common Stock of HACI (“HACI Common Stock”) and one founder’s warrant of HACI (“HACI Founder’s Warrant”). In addition, HH LP purchased an aggregate of 7,000,000 sponsors warrants of HACI (“HACI Sponsor’s Warrants”) from HACI at a price of $1.00 per warrant ($7 million in the aggregate) in a private placement. Over time, certain HACI Common Stock, HACI Founder’s Warrants, or HACI Sponsor’s Warrants have been transferred with or without consideration, split, converted, cancelled, forfeited or sold. The remaining HACI Common Stock, HACI Founder’s Warrants, and HACI Sponsor’s Warrants were converted into Common Stock, Earnout Shares, Founder’s Warrants, and Sponsor’s Warrants in this Acquisition as explained below.
Item 4. Purpose of the Transaction
On August 2, 2009, HACI entered into that certain Purchase and IPO Reorganization Agreement (the “Acquisition Agreement”), by and among HACI, the Issuer, Resolute Subsidiary Corporation, Resolute Aneth, LLC, Resolute Holdings, LLC, Resolute Holdings Sub, LLC (“Seller”), and HH LP (amended by a letter agreement dated as of September 9, 2009, and filed with the Commission as part of the Issuer’s Form S-4/A on September 14, 2009), pursuant to which, through a series of transactions, HACI’s stockholders acquired a majority of the outstanding Common Stock (the “Acquisition”).
As a result of the Acquisition, (i) 4,508,000 shares of HACI Common Stock previously held by HH LP have been converted into 4,508,000 shares of Common Stock; (ii) 1,827,700 shares of HACI Common Stock previously held by HH LP have been converted into 1,827,700 shares of Common Stock subject to forfeiture unless at any time prior to five years from the closing of the Acquisition, either (a) the closing sale price of the Common Stock exceeds $15.00 per share for 20 trading days in any 30 trading day period beginning 90 days after the closing of the Acquisition, or (b) a Change in Control Event (defined in the Issuer’s 2009 Performance Incentive Plan) occurs in which Common Stock is valued at greater than $15.00 per share; until forfeited, such shares will vote but will not participate in dividends and distributions (the “Earnout Shares”); (iii) 9,016,000 HACI Founder’s Warrants previously held by HH LP have been converted into 9,016,000 Founder’s Warrants; and (iv) 4,666,667 HACI Sponsor’s Warrants previously held by HH LP have been converted into 4,666,667 Sponsor’s Warrants.

Each of William H. Cunningham (a director of HACI), Thomas O. Hicks, Jr. (the secretary and a vice president of HACI), and Robert M. Swartz (a senior vice president of HACI) are directors of the Issuer, all in accordance with the Acquisition Agreement.
HH LP intends to dispose of some or all of the Common Stock, Earnout Shares, Founder’s Warrants and Sponsor’s Warrants described above through in-kind distributions to the partners of HH LP.
Item 5. Interest in Securities of the Issuer
According to information provided by the Issuer in its communications with the Issuer, as of the date hereof there are 53,154,783 shares of Common Stock issued and outstanding.
(a) (i) As of the date hereof, HH LP beneficially owns 11,002,367 shares of Common Stock, which represents 19.0% of the Issuer’s outstanding shares of Common Stock (including 4,666,667 Sponsor’s Warrants beneficially owned by HH LP). These 11,002,367 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(ii) As of the date hereof, HH LLC, as the general partner of HH LP, and the Principal, as the sole member of HH LLC, each beneficially owns 11,002,367 shares of Common Stock, which represents 19.0% of the Issuer’s outstanding shares of Common Stock (including 4,666,667 Sponsor’s Warrants beneficially owned by HH LP). These 11,002,367 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
The filing of this statement on Schedule 13D shall not be construed as an admission that either the Principal or HH LLC is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by HH LP. Each of the Principal and HH LLC disclaim beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.
(b) HH LP has the sole power to vote and dispose of the aggregate 11,002,367 shares of Common Stock it holds. HH LLC and the Principal each has the shared power to vote and dispose of the aggregate 11,002,367 shares of Common Stock held by HH LP. These 11,002,367 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(c) The Reporting Persons have not effected any transactions in the Issuer’s securities in the last sixty days except the transactions listed in Item 4.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Founder’s Warrants
HH LP holds 9,016,000 Founder’s Warrants. Each Founder’s Warrant entitles the holder to purchase one share of Common Stock of the Issuer at a price of $13.00 per share, subject to adjustment, commencing any time after the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition and shall end on the date that is 5 years from the closing of the Acquisition. However, Founder’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.
Founder’s Warrants (a) other than Founder’s Warrants held by Seller, may not be sold or transferred except to permitted transferees until 180 days after the closing of the Acquisition; (b) will not be redeemable by the Issuer so long as they are held by HH LP, certain other parties, Seller, or their permitted transferees; and (c) may be exercised at the option of the holder on a cashless basis.
Subject to the limitations above, the Issuer may call Founder’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Founder’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Founder’s Warrant holder, at any time after such Founder’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Founder’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Founder’s Warrants and a current prospectus relating to those Common Stock is available.
          Sponsor’s Warrants
HH LP holds 4,666,667 Sponsor’s Warrants. Each Sponsor’s Warrant entitles the holder to purchase one share of Common Stock of the Issuer at a price of $13.00 per share, subject to adjustment, commencing any time after the closing of the Acquisition and shall end on the date that is five years from the closing of the Acquisition. However, Sponsor’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.
Sponsor’s Warrants (a) other than Sponsor’s Warrants held by Seller, may not be sold or transferred except to permitted transferees until 180 days after the closing of the Acquisition; (b) will not be redeemable by the Issuer so long as they are held by HH LP, Seller, or their permitted transferees; and (c) may be exercised at the option of the holder on a cashless basis.
Subject to the limitations above, the Issuer may call Sponsor’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Sponsor’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Sponsor’s Warrant holder, at any time after such Sponsor’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Sponsor’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Sponsor’s Warrants and a current prospectus relating to those Common Stock is available.
          Registration Rights Agreement
The Issuer entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which it may be required to register shares of Common Stock (including Earnout Shares), Founder’s Warrants (and the Common Stock to be purchased pursuant to such Founder’s Warrants), Sponsor’s Warrants (and the Common Stock to be purchased pursuant to such Sponsor’s Warrants) held by the Reporting Persons through demand registration, piggy-back registration, or registration on shelf registration statement, subject to certain conditions in such Registration Rights Agreement.
          2007 Letter Agreement
HACI, Citigroup Global Markets Inc., HH LP and Thomas O. Hicks entered into a letter agreement dated as of September 26, 2007 (“2007 Letter Agreement”). According to the 2007 Letter Agreement, Common Stock, Earnout Shares, Founder’s Warrants and Sponsor’s Warrants (collectively, “Issuer Securities”) received by HH LP are subject to the following restrictions: until 180 days after the completion of the Acquisition (the “Lock-Up Period”), HH LP cannot (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to Issuer Securities received by HH LP (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Issuer Securities received by HH LP or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). However, the Lock-Up Period does not apply if the transfer of Issuer Securities by HH LP is to certain permitted transferees, including to HACI officers or directors, any affiliates or family members of any HACI officers or directors or any affiliates of

HH LP, provided that the permitted transferee signs a written agreement to be bound by the terms and conditions of the 2007 Letter Agreement.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney for Thomas O. Hicks.

Exhibit 99.2	Joint Filing Agreement by and among HH LLC, HH LP and the Principal.

Exhibit 99.3
Purchase and IPO Reorganization Agreement, dated as of August 2, 2009, among HACI, the Issuer, Resolute Subsidiary Corporation., Resolute Holdings, LLC, Resolute Holdings Sub, LLC, Resolute Aneth, LLC and HH LP (incorporated by reference from Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4/A, filed with the Commission on September 14, 2009).

Exhibit 99.4
Letter Agreement amending Purchase and IPO Reorganization Agreement, dated as of September 9, 2009, among HACI, the Issuer, Resolute Subsidiary Corporation., Resolute Holdings, LLC, Resolute Holdings Sub, LLC, Resolute Aneth, LLC and HH LP (incorporated by reference from Exhibit 2.2 of the Issuer’s Registration Statement on Form S-4/A, filed with the Commission on September 14, 2009).

Exhibit 99.5
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference from Annex D from the Issuer’s Registration Statement on Form S-4/A, filed with the Commission on September 14, 2009).

Exhibit 99.6
Form of Registration Rights Agreement between the Issuer, the parties listed on the signature page thereto, and certain other parties (incorporated by reference from Exhibit 4.4 of the Issuer’s Registration Statement on Form S-4/A, filed with the Commission on September 8, 2009).

Exhibit 99.7	2009 Performance Incentive Plan (incorporated by reference from Exhibit 10.7 of the Issuer’s Registration Statement on Form S-4/A, filed with the Commission on August 31, 2009).

Exhibit 99.8
Letter Agreement, dated as of September 26, 2007, among the HACI, Citigroup Global Markets Inc., HH LP and Thomas O. Hicks (incorporated by reference from Exhibit 10.2 of the HACI’s Registration Statement on Form S-1/A, filed with the Commission on September 27, 2007).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2009

HH-HACI, L.P.
By:	HH-HACI GP, LLC, its general partner

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

HH-HACI GP, LLC
By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks